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                               J. Peter Grace, III                Exhibit 99.3
                              HSC Holding Co., Inc.
                                 71 Buckram Road
                            Locust Valley, NY  11560




                                        December 14, 1994




Mr. James P. Neeves
Executive Vice President
Grace Hotel Services Corporation
One Town Center Road
Boca Raton, FL  33486-1010

Dear Jim:

          This letter confirms our understanding regarding the resolution of certain issues between Grace Hotel Services Corporation ("GHSC") and HSC Holding Co., Inc. ("HSC") as follows:

          1. On or before December 14, 1994, HSC will (i) pay to GHSC the sum of $1,000,000.00 and (ii) deposit the sum of $381,000.00 in an interest bearing escrow account with the firm of Fleming Zulach & Williamson, acting as escrow agent, on account of monies owed by HSC to GHSC that have not been repaid to GHSC, subject to confirmation of the amount of such monies by Arthur Andersen or another nationally recognized accounting firm to be selected by HSC, pursuant to the procedure set forth in paragraphs 2 and 3 hereof. GHSC will make the audit material and other reasonable documentation available for review by HSC's designated accounting firm.

          2. GHSC agrees to complete its determination of the amount of monies owed by HSC to GHSC as expeditiously as possible, and promptly thereafter to provide HSC with a final determination in writing of the monies owed (the "final determination").

          3.   A.   HSC shall have forty-five (45) days from the date of GHSC's mailing by Federal Express delivery to HSC at the address listed above (the "date of the final determination") to review the final determination and decide whether it agrees with and accepts the amount owed as reflected on it. If HSC does agree with and accept the final determination, it shall so notify

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GHSC in writing within forty-five (45) days from the date of the final determination.

               B. If HSC wishes to review GHSC's books and records in order to satisfy itself that the final determination is correct, HSC shall have the right to have Arthur Andersen or another nationally recognized certified public accounting firm selected by HSC do so at HSC's sole cost and expense. GHSC agrees to provide such accounting firm reasonable access during normal business hours to GHSC's books and records for the sole purpose of conducting such a review. In the event that HSC does elect to have such a review conducted, such accounting firm shall prepare a written report ("HSC's CPA's Report") of its findings and transmit it to both GHSC, Attn: Mr. James P. Neeves, Grace Hotel Services Corporation, One Town Center Road, Boca Raton, Florida 33486-1010; and HSC simultaneously by Federal Express delivery by not later than forty-five (45) days from the date of the final determination.

               C. In the event that (i) HSC accepts the final determination provided to it pursuant to paragraph 3(A), above, or (ii) no HSC's CPA's Report is prepared and transmitted to both GHSC and HSC simultaneously by Federal Express delivery by not later than forty-five (45) days from the date of receipt by HSC of the final determination, then HSC shall be deemed to have accepted and agreed to the final determination. In such event, Fleming Zulach & Williamson shall immediately pay over to GHSC that portion of the $381,000 being held in escrow which represents the difference between the final determination and the sum of $1,000,000 paid to GHSC on December 14, 1994, together with the interest earned thereon and shall pay the balance of such escrow, if any, together with interest to HSC. In the event that the final determination exceeds $1,381,000, HSC shall pay such additional sum to GHSC within ten (10) days.

               D. In the event that (i) the final determination shows that monies are owed to GHSC in addition to the $1,381,000, and no HSC's CPA's Report is prepared and transmitted to both GHSC and HSC simultaneously by Federal Express delivery by not later than forty-five (45) days from the date of receipt by HSC of the final determination, or (ii) that HSC's CPA's Report shows that monies are owed to GHSC in addition to the $1,381,000 and GHSC decides to agree with and accept that Report, then HSC agrees to and shall pay such additional monies in excess of the $1,381,000 to GHSC within ten (10) days of its receipt of HSC's CPA's Report.

               E. In the event that HSC's CPA's Report shows that monies are owed to GHSC in addition to the $1,000,000 being paid on December 14, 1994, then Fleming Zulach & Williamson shall pay such additional monies to GHSC within ten
(10) days of the

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receipt of HSC's CPA's Report together with the interest earned thereon, and
Fleming Zulach & Williamson shall continue to hold the balance, if any, in escrow until the expiration of the periods specified in paragraphs 3(F) and 3(G), below.

               F. Notwithstanding its receipt of monies in excess of $1,000,000 pursuant to paragraph 3(E) above, GHSC shall have thirty (30) days from receipt of HSC's CPA's Report to review it and decide whether it agrees with that Report. In the event that (i) GHSC does not agree with HSC's CPA's Report provided pursuant to paragraph 3(B), above, or (ii) HSC does not agree with the amount of the final determination that exceeds HSC's CPA's Report, any such dispute shall be resolved by arbitration in the City of New York with a panel of three arbitrators, each being a certified public accountant, in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

               G. In the event of a dispute between the parties and an arbitration as set forth in paragraph 3(F) above, then Fleming Zulach & Williamson shall continue to hold in escrow the disputed amount until it receives an arbitration award pursuant to paragraph 3(F) above, directing it as to how to dispose of the disputed amount, unless both the amount of the final determination and the amount in HSC's CPA's Report are greater than $1,381,000, in which case Fleming Zulach & Williamson shall immediately pay to GHSC the entire balance it is holding in escrow, together with the interest earned thereon.

          4.   A.   W. R. Grace & Co. agrees to provide to HSC on a non-
exclusive basis for a period of ninety (90) days from the effective date of this agreement the opportunity to acquire the capital stock of GHSC. To assist HSC in making that acquisition, GHSC and W. R. Grace & Co. will within said ninety
(90) day period: (1) deliver to HSC any files belonging to HSC that are currently in GHSC's possession; (2) grant such access to GHSC files as GHSC deems in its reasonable discretion to be appropriate for the purposes of completing due diligence with the venture capital firms; (3) confirm the willingness of W. R. Grace & Co. to complete the transaction outlined in the two Letters of Intent previously issued, subject to the parties' future agreement on the price and other definitive items of such transaction and to the approval thereof by the Board of Directors of W. R. Grace & Co.; and (4) make available to HSC employees reasonable use of GHSC offices during normal business hours in Dallas and New York and secretarial staff in New York while the transaction is pending.

               B. During the ninety (90) day non-exclusive period provided for in paragraph 4(A), above, W. R. Grace & Co. may actively seek other purchasers of GHSC. At the expiration of

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the ninety (90) day non-exclusive period provided for in paragraph 4(A), above,
W. R. Grace & Co. may cause the liquidation of GHSC, or take such other action as it may deem appropriate, without any liability to HSC or any of its shareholders, officers, directors, employees, agents, or attorneys.

               C. If for any reason whatsoever, HSC does not acquire the capital stock of GHSC, GHSC shall have no liability whatsoever to HSC or any of its shareholders, officers, directors, employees, agents, or attorneys.

          5. When the parties have reached agreement as to the net amount that should be paid to GHSC, payment thereof will represent a complete settlement, satisfaction and release of the claims as against HSC, J. Peter Grace, III and/or any other person or entity relating to the repayment of the amount owed to GHSC for certain payments or transfers made by GHSC to, for, or in connection with the business of HSC, but not of any other claims. The parties agree that the terms of this agreement will be kept confidential and not disclosed to anyone not a party to this agreement, except as may be required (i) pursuant to securities laws and SEC rules, as determined in the sole and absolute discretion of counsel to W. R. Grace & Co., or (ii) by court order. In the event of a court order requiring disclosure, GHSC agrees to give HSC notice and an opportunity to request that such court reverse or modify such order. In the event that the parties do not agree on the net amount, nothing contained herein shall bar either party from commencing an arbitration to resolve the matter pursuant to paragraph 3(F) hereof. Notwithstanding anything contained herein, in the event that a lawsuit is commenced to which both GHSC and HSC are parties, either of them shall be free to produce and refer to this agreement.

          6. GHSC and W. R. Grace & Co. will cooperate with HSC and its attorneys in performing such legal services as may be necessary to complete the transaction between GHSC and HSC, as contemplated in paragraph 4(A) above. In the event that all of the monies owed by HSC to GHSC are repaid in full, W. R. Grace & Co. and GHSC will discontinue the insurance claim relating to this matter.

          7. In addition, GHSC presently has an amount not presently determinable in an account in the name of GHSC at Chemical Bank, New York, New York, with funds on deposit some but not all of which came from HSC's operation at the Michelangelo Restaurant, and GHSC agrees to determine how much of the funds on deposit came from HSC's operation at the Michaelangelo Restaurant and to pay such amount promptly to HSC.

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          Please indicate your agreement to these terms by signing the enclosed copy and return it to me.

                                        Sincerely,

                                        HSC HOLDING CO., INC.





                                        By:
                                             -------------------
                                             J. Peter Grace, III
                                             Chairman





Accepted and Agreed To:

GRACE HOTEL SERVICES CORPORATION






By:
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W. R. GRACE & CO.






By:
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